EXHIBIT 3.1
Certificate of Amendment

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada  89701-4299
(775) 684 5708
Website:  secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important:  Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Novastar Resources Ltd.

2. The articles have been amended as follows:  (provide article numbers, if available):

Article 1 of the Company’s Articles is amended to read: “Thorium Power, Ltd.”

Article 4 of the Company’s Articles is amended to read:

Authorized Capital. The aggregate number of shares that the corporation will have authority to issue is five hundred and fifty million (550,000,000), of which five hundred million (500,000,000) shares will be common stock, with a par value of $0.001 per share, and fifty million (50,000,000) shares will be preferred stock, with a par value of $0.001 per share. This preferred stock may be divided into and issued in series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. The board of directors of the corporation is authorized, within any limitations prescribed by law, to fix and determine the designations, qualifications, preferences, limitations and terms of the shares of any series of preferred stock.

Article 6 of the Company’s Articles is amended to read:

Board of Directors. The members of the governing board shall be styled “Directors” and their number shall not be less than one (1) nor more than fifteen (15).

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 98.46%

EXHIBIT 3.1
Certificate of Amendment

4. Effective date of filing (optional): October 5, 2006
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): /s/ Seth Grae
Seth Grae, President and CEO
*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT:  Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees.  See attached fee schedule.